UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 1999
or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PFIZER SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1999
	Total	Nonparticipant Directed	Participant Directed
Investments, at fair value:
Pfizer Inc. common stock:
Nonparticipant directed*, 531,688 shares, cost $3,035,521; Participant directed*, 552,788 shares, cost $5,232,261	$35,178,233	$17,246,902	$17,931,331
Other marketable securities**	2,946,106	--	2,946,106
Interest-bearing deposits at cost which approximates fair value	124,620	39,279	85,341
Total investments	38,248,959	17,286,181	20,962,778

Interest and other miscellaneous receivable/(payable)	290	809	(519)
Contributions receivable:
Employees	509,168	--	509,168
Employers	197,034	197,034	--

Net assets available for plan benefits-- Note 7	$38,955,451 ===========	$17,484,024 ===========	$21,471,427 ===========

*  Investments represent 5% or more of the Plan's net assets available for plan benefits.

** Individual investments are less than 5% of the Plan's net assets available for plan benefits.

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1998
	Total	Nonparticipant Directed	Participant Directed
Investments, at fair value:
Pfizer Inc. common stock:
Nonparticipant directed*, 547,899 shares, cost $3,113,797; Participant directed*, 540,957 shares, cost $4,486,296	$45,369,125	$22,829,175	$22,539,950
Other marketable securities**	2,634,501	--	2,634,501
Interest bearing deposits at cost which approximates fair value	25,063	2,437	22,626
Total investments	48,028,689	22,831,612	25,197,077

Due (to)/from other funds	--	(168)	168
Interest and other miscellaneous receivable	6,071	110	5,961
Contributions receivable:
Employees	512,257	--	512,257
Employers	212,387	212,387	--

Net assets available for plan benefits--Note 7	$48,759,404 ===========	$23,043,941 ===========	$25,715,463 ===========

*  Investments represent 5% or more of the Plan's net assets available for plan benefits.

** Individual investments are less than 5% of the Plan's net assets available for plan benefits.

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 1999
	Total	Nonparticipant Directed	Participant Directed
Net investment income:
Cash dividends:
Pfizer Inc. common stock	$ 334,464	$ 165,465	$ 168,999
Interest and dividends	145,348	3,707	141,641
	479,812	169,172	310,640
Investment management fees--Note 4	(921)	--	(921)
	478,891	169,172	309,719

Realized gains on investments, net--Note 5:
Pfizer Inc. common stock	860,878	531,312	329,566
Other marketable securities	133,885	--	133,885
	994,763	531,312	463,451
Unrealized depreciation of investments, net--Note 6	(10,867,799)	(5,503,997)	(5,363,802)
	(9,394,145)	(4,803,513)	(4,590,632)
Contributions:
Employees	4,786,715	--	4,786,715
Employers	1,882,068	1,882,068	--
Withdrawals--Note 7	(7,078,591)	(2,638,472)	(4,440,119)
	(409,808)	(756,404)	346,596
Net decrease	(9,803,953)	(5,559,917)	(4,244,036)
Net assets available for plan benefits--Note 7:
Beginning of year	48,759,404	23,043,941	25,715,463
End of year	$38,955,451 ===========	$17,484,024 ===========	$21,471,427 ===========

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 1998
	Total	Nonparticipant Directed	Participant Directed
Net investment income:
Cash dividends:
Pfizer Inc. common stock	$ 277,614	$ 141,253	$ 136,361
Interest and dividends	125,796	3,383	122,413
	403,410	144,636	258,774
Investment management fees--Note 4	(121)	--	(121)
	403,289	144,636	258,653
Realized gains on investments, net--Note 5:
Pfizer Inc. common stock	656,810	389,407	267,403
Other marketable securities	111,225	--	111,225
	768,035	389,407	378,628
Miscellaneous (expense)/income	(387)	4	(391)
Unrealized appreciation of investments, net--Note 6	17,798,059	8,921,671	8,876,388
	18,968,996	9,455,718	9,513,278
Contributions:
Employees	4,045,538	--	4,045,538
Employers	1,737,449	1,737,449	--
Withdrawals--Note 7	(6,600,226)	(2,200,586)	(4,399,640)
	(817,239)	(463,137)	(354,102)
Net increase	18,151,757	8,992,581	9,159,176
Net assets available for plan benefits--Note 7:
Beginning of year	30,607,647	14,051,360	16,556,287
End of year	$48,759,404 ===========	$23,043,941 ===========	$25,715,463 ===========

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS
December 31, 1999 and 1998

Note 1 - Summary Plan Description

General- The Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico (the "Plan") is a defined contribution savings plan which was adopted on February 1, 1990. Participation in the Plan is open to all eligible employees of the Puerto Rico branches of Pfizer Pharmaceuticals, Inc., a subsidiary of Pfizer Inc. (the "Company") and Pfizer Corporation, an indirect wholly-owned subsidiary of the Company (individually and collectively, the "Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Schneider Puerto Rico, formerly Namic Caribe, Inc., an affiliate of the Companies, was a participant in the Plan from January 1, 1997 until September 1998 when it was sold.

Under Puerto Rico law, any qualified plan involving pretax contributions or involving a cash or deferred arrangement must comply with one of two nondiscrimination tests. For the fiscal year ended December 31, 1999, the Plan complied with both discrimination tests.

In June 1999, Pfizer Inc. effected a three-for-one stock split in the form of a 200% stock dividend. The number of shares of Pfizer Inc. common stock held by the Plan as of December 31, 1998 has been restated to reflect the three-for-one stock split.

The following is a general description of certain provisions of the Plan. Refer to the Plan document for a complete description of the Plan.

Contributions - Each participant may make contributions on an after-tax basis and/or a before-tax basis (that is, choose to reduce his or her compensation and have the Companies contribute on his or her behalf). Before and after tax contributions are subject to certain restrictions under the Puerto Rico Income Tax Act of 1954, as amended. Contributions of up to 2% of compensation are matched 100% by the Companies and the next 4% is matched 50%. Employee contributions in excess of 6% are not matched.

Investment options - Each participant in the Plan elects to have his or her contributions invested in any one or any combination of six investment funds. These funds are described below:

Fund A	-	Intermediate U.S. Treasury notes and bonds
Fund B	-	A collective index fund of corporate common stocks that seeks to mirror the performance of the S&P 500 index
Fund C	-	Common stock of the Company
Fund E	-	An index mutual fund of common stocks of companies with market capitalization averaging approximately $500 million
Fund F	-

A collective index fund of common stocks of large, well-established companies whose price-to-book ratios are, as a whole, typically below the average for the S&P 500 index and whose dividends are typically higher than the average for the S&P 500 index

Fund G	-

A collective index fund of common stocks of large, well-established companies whose price-to-book ratios are, as a whole, typically above the average for the S&P 500 index and whose dividends are typically lower than average for the S&P 500 index

Note 1 - Summary Plan Description (continued)

The trustee of the Plan, Banco Popular de Puerto Rico, manages investments in certain investment funds and therefore, is deemed a related party. The Plan's trust agreement provides that any portion of any of the funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility and Vesting - Substantially all employees of the Companies who are resident in Puerto Rico are eligible to participate in the Plan beginning on the first payroll run of the following month (following quarter prior to 1999), after date of hire, or the beginning of any month or payroll period thereafter. A participant is immediately vested in the full value of his or accounts (i.e., participant and employer contributions).

Payment of Benefits - Upon separation from service, retirement, or disability, a participant may elect to receive a lump sum distribution currently or at any time up to the later of 13 months from separation or age 65, subject to the provisions of the plan. In the event of a participant's death, a spouse beneficiary may elect payment currently or defer payments until the later of when the participant would have reached age 65 or 13 months from date of death. A nonspouse beneficiary may defer payment up until 13 months from the date of death.

Withdrawals - A participant in the Plan may withdraw all or part of his or her account balance subject to the provisions of the Plan.

Termination - The Companies expect to continue the Plan indefinitely, but necessarily reserve the right to amend, suspend or discontinue it in whole or in part, at any time, by action of the Companies' Boards of Directors. In the event of termination of the Plan, each participant shall receive the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Companies.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. For treatment of benefits payable, refer to Note 7. Certain reclassifications have been made to the 1998 financial statements to conform to the 1999 presentation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation - Pfizer Inc. common stock is valued at the closing market price on the last business day of the year. U. S. Government securities are recorded at fair value based on market or dealer quotes. Collective index funds and the mutual fund are recorded at fair value based on the closing market prices of the underlying investments held by the fund on the last business day of the year. Interest-bearing deposits are recorded at cost, which approximates fair value.

Note 2 - Summary of Significant Accounting Policies (continued)

Security Transactions - Purchases and sales of securities are reflected on a trade-date basis. Realized gains and losses on sales of investments represent the difference between the net proceeds received and the cost of the investments (average cost if less than the entire investment is sold).

Unrealized Appreciation/(Depreciation) of Investments - Unrealized appreciation/(depreciation) of investments for the year represents the difference between the cost of the investments and their fair value at the end of the year. Additionally, it reflects the reversal of the unrealized appreciation/(depreciation) as of the end of the prior year.

Net Investment Income - Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Note 3 - Income Taxes

No provision has been made for Puerto Rico income tax in reliance upon a determination letter issued by the Puerto Rico Department of Treasury, which states that the Plan meets the requirements of Section 165(a) of the Puerto Rico Income Tax Act of 1954 and that the trust established thereunder is entitled to exemption.

Effective January 1, 1997 and October 1, 1998, the Plan was amended and the Companies obtained another determination letter from the Puerto Rico Department of Treasury which states that the Plan still meets the above requirements. The Plan administrator and the Plan's legal and tax counsel believe that the Plan is designed and is currently being operated in compliance with all the applicable requirements. Therefore, no provision has been made for Puerto Rico income taxes.

Contributions made to the Plan by the Companies, including before-tax contributions made on the employees' behalf by the Companies and the appreciation on all funds in the employees' account, are not taxable to the employees under Puerto Rico income tax law while these amounts remain in the Plan.

Note 4 - Administrative Costs

Except for certain investment management fees, all costs and expenses of administering the Plan are assumed by the Companies.

Note 5 - Realized Gains on Investments

The aggregate net proceeds and cost used in the calculation of the net realized gains on investments are as follows:

	December 31, 1999
	Net Proceeds	Cost	Realized Gain
Pfizer Inc. common stock	$1,064,305	$ 203,427	$860,878
Collective funds	64,190	19,865	44,325
U.S. Government securities	877,601	859,455	18,146
Mutual fund	1,807,558	1,736,144	71,414
	$3,813,654 ============	$2,818,891 ==========	$994,763 =============

	December 31, 1998
	Net Proceeds	Cost	Realized Gain
Pfizer Inc. common stock	$ 819,968	$163,158	$656,810
Collective funds	150,856	69,093	81,763
U.S. Government securities	323,920	309,941	13,979
Mutual fund	402,326	386,843	15,483
	$1,697,070 ============	$929,035 ========	$768,035 =============

Note 6 - Unrealized Appreciation/(Depreciation) of Investments

The change in the amount of unrealized appreciation/(depreciation) was as follows:

	Aggregate Unrealized
	December 31, 1999	December 31, 1998	Change During 1999

Pfizer Inc. common stock	$26,910,451	$37,769,032	$(10,858,581)
Collective funds	688,516	538,744	149,772
U.S. Government securities	--	29,586	(29,586)
Mutual fund	(79,447)	49,957	(129,404)
	$27,519,520 ===========	$38,387,319 ============	$(10,867,799) ============
	Aggregate Unrealized
	December 31, 1998	December 31, 1997	Change During 1998

Pfizer Inc. common stock	$37,769,032	$20,086,731	$17,682,301
Collective funds	538,744	407,736	131,008
U.S. Government securities	29,586	41,631	(12,045)
Mutual fund	49,957	53,162	(3,205)
	$38,387,319 ===========	$20,589,260 ===========	$17,798,059 ===========

Note 7 - Withdrawals and Reconciliation with Form 5500

For financial statement purposes, participant withdrawals and distributions are recorded when paid rather than when processed and approved for payment. Therefore, the net assets available for Plan benefits as of December  31, 1999 do not reflect a reduction for the following benefits payable to participants who had requested withdrawals as of December 31, but which were not distributed until the subsequent year:

Nonparticipant directed fund	$11,222
Participant directed funds	$31,553
$42,775 =======

For the purpose of Form 5500, such withdrawals and distributions are recorded when processed and approved for payment. Therefore, benefits payable to participants who have requested withdrawals are reported as benefit expense on Form 5500 for those years.

SCHEDULE 1
PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1999
	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value
Nonparticipant Directed
Pfizer Inc.* Common Stock	--	--	531,688	$3,035,521	$17,246,902
Banco Popular de Puerto Rico*, Time Deposit	5.28%	--	--	39,279	39,279
Total nonparticipant directed investments				$3,074,800 ==========	$17,286,181 ===========

Participant Directed
Pfizer Inc.* Common Stock	--	--	552,788	$5,232,261	$17,931,331

Collective funds:
The Northern Trust Company*, Stock Index Fund	--	--	7,833	396,614	1,060,851
The Northern Trust Company*, Growth Equity Index Fund	--	--	13,117	138,999	157,850
The Northern Trust Company*, Value Index Fund	--	--	7,268	136,430	141,858
Total collective funds				672,043 ==========	1,360,559 ===========
Mutual funds:
Vanguard Fund	--	--	164,601	1,653,135	1,573,582
The Northern Trust Company*, Small Company Index Mutual Fund	--	--	947	11,859	11,965
Total mutual funds				1,664,994 ==========	1,585,547 ===========
Time Deposits:
Banco Popular de Puerto Rico*	5.28%	--	--	4,682	4,682
Banco Popular de Puerto Rico*	5.28%	--	--	7,149	7,149
Banco Popular de Puerto Rico*	5.28%	--	--	71,208	71,208
Banco Popular de Puerto Rico*	5.28%	--	--	2,270	2,270
Banco Popular de Puerto Rico*	5.28%	--	--	32	32
Total time deposits				85,341 ==========	85,341 ===========

Total participant directed investments				$7,654,639 ==========	$20,962,778 ===========

*Party-in-interest

See accompanying independent auditors' report.

SCHEDULE 2
PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 1999

Investments Purchased	Number of Transactions	Number of Shares	Cost
Interest-bearing Deposit:
Banco Popular de Puerto Rico, Time Deposits (1)	279	--	$10,688,401
Investments Disposed	Number of Transactions	Number of Shares	Cost	Fair Value	Realized Gain/ (Loss)
Interest-bearing Deposit:
Banco Popular de Puerto Rico, Time Deposits (1)	142	--	$10,589,789	$10,589,789	--

(1) Banco Popular de Puerto Rico is a "party-in-interest" of the Plan.

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
Pfizer Savings and Investment Plan for
  Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions, as of and for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each Fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

May 5, 2000

Stamp No. 1461068 Puerto Rico
Society of Certified Public Accountants was
affixed to the record copy of this report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Louis Prado

Louis Prado General Manager, Pfizer Pharmaceuticals, Inc. Chair, Savings and Investment Plan Committee

Date:  June 30, 2000

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

To the Administrative Committee
Pfizer Savings and Investment Plan for
 Employees Resident in Puerto Rico:

We consent to the use of our report included herein and incorporated by reference in the Registration Statement on Form S-8 dated November 18, 1991 (File No. 33-44053) of our report dated May 5, 2000, relating to the statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 1999 annual report on Form 11-K of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico.

/s/ KPMG LLP

KPMG LLP

San Juan, Puerto Rico
June 30, 2000